Exhibit 99(a)(3)

EFiled: Jan 23 2006 6:01 PM EST
Transaction ID 10398077

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

NICHOLAS KARANT,	:
:
Plaintiff,	:	C.A. No.
:
v.	:
:
JOHN DOUGLAS MORTON, MARTIN E.	:
HANAKA, RICHARD L. MARKEE,	:
JONATHAN D. SOKOLOFF, GORDON D.	:
BARKER, MARY ELIZABETH BURTON,	:
CYNTHIA R. COHEN, PETER R.	:
FORMANEK, KEVIN MCGOVERN, and	:
THE SPORTS AUTHORITY, INC.,	:
:
Defendants.	:

CLASS ACTION COMPLAINT

Plaintiff Nicholas Karant, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.             This is a shareholder class action which seeks injunctive relief with regard to a proposed acquisition of The Sports Authority, Inc. (“TSA” or the “Company”) by Leonard Green & Partners, L.P. (“Leonard Green” or the “Buyer”) and TSA management in a going-private transaction which substantially undervalues shares of TSA stock and unfairly benefits TSA insiders (the “Acquisition”). Plaintiff further alleges that the proposed Acquisition unfairly favors Leonard Green over competitive bidders, to the detriment of TSA shareholders’ ability to receive maximum consideration for their shares in any business combination.

THE PARTIES

2.                     Plaintiff Nicholas Karant (“Plaintiff”) is the owner of common stock of TSA and has been the owner of such shares continuously since prior to the wrongs complained of herein.

3.                     Defendant TSA is a corporation duly existing and organized under the laws of Delaware, with its principal executive offices located at 1050 West Hampden Ave., Englewood, CO 80110. TSA is a sports-retailer whose merchandise includes items like skis, golf equipment, bicycles, exercise equipment, outdoor gear, apparel, and footwear. TSA operates its stores under four brand names: Sports Authority, Gart Sports, Oshman’s and Sportmart. TSA is and at all times relevant hereto was listed and traded on the New York Stock Exchange under the symbol “TSA.”

4.                     Defendant John Douglas Morton (“Morton”) is and at all times relevant hereto has served as Chairman of the Company’s Board of Directors (the “Board”), Chief Executive Officer (“CEO”) and President of TSA. Through his employment with TSA, Morton has received approximately $3.5 million in salary and bonus compensation since 2002. Morton is designated by TSA as an “Inside Director.” As of April 26, 2005, Morton owned 370,710 shares of TSA common stock including options. Morton will remain employed as a key executive of TSA after the Acquisition.

5.                     Defendant Martin E. Hanaka (“Hanaka”) is and at all times relevant hereto has served as TSA’s Chairman of the Board Emeritus. Hanaka served as TSA’s CEO from September 1998 to August 2003. Hanaka served as President and Chief Operating Officer (“COO”) of Staples, Inc. (“Staples”) from 1994 until October 1997. Hanaka is designated by TSA as an “Inside Director.” As of April 26, 2005, Hanaka owned 633,619 shares of TSA common stock including options.

6.                    Defendant Richard L. Markee (“Markee”) is and at all times relevant hereto has served as a director of TSA. Markee is designated by TSA as an “Inside Director.” As of April 26, 2005, Markee owned no shares of TSA common stock including options.

7.                    Defendant Jonathan D. Sokoloff (“Sokoloff”) is and at all times relevant hereto has served as a director of TSA. Sokoloff is a partner and executive officer of the Buyer, Leonard Green. Sokoloff is designated by TSA as an “Inside Director.” As of April 26, 2005, Sokoloff owned 110,736 shares of TSA common stock including options.

8.                    Defendant Gordon D. Barker (“Barker”) is and at all times relevant hereto has served as a director of TSA. Barker is Chair of the Special Committee (the “Special Committee”) of the Board which approved the Acquisition. As of April 26, 2005, Barker owned 38,033 shares of TSA common stock including options.

9.                    Defendant Mary Elizabeth Burton (“Burton”) is and at all times relevant hereto has served as a director of TSA. Burton also serves as a director of Staples. As of April 26, 2005, Burton owned 25,335 shares of TSA common stock including options.

10.                  Defendant Cynthia R. Cohen (“Cohen”) is and at all times relevant hereto has served as a director of TSA. As of April 26, 2005, Cohen owned 14,440 shares of TSA common stock including options.

11.                  Defendant Peter R. Formanek (“Formanek”) is and at all times relevant hereto has served as a director of TSA. As of April 26, 2005, Formanek owned 161,442 shares of TSA common stock including options.

12.                  Defendant Kevin McGovern (“McGovern”) is and at all times relevant hereto has served as a director of TSA. As of April 26, 2005, McGovern owned 35,066 shares of TSA common stock including options.

13.                   The Defendants referred to in paragraphs 4 through 7 are collectively referred to herein as the “Inside Directors.”

14.                   The Defendants referred to in paragraphs 4 through 12 are collectively referred to herein as the “Individual Defendants.”

15.                   By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of TSA, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

16.                   Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Court of Chancery Rules, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

17.                  This action is properly maintainable as a class action.

18.                  The Class is so numerous that joinder of all members is impracticable. As of November 21, 2005, there were approximately 26.4 million shares of TSA common stock outstanding.

19.                  There are questions of law and fact which are common to the Class including, inter alia, the following:

a.          whether the Acquisition is unfair to the Class;

b.         whether Plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

c.          whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; and

d.         whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

20.                  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21.                  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22.                  Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

23.                  On January 23, 2006, TSA announced that its Board entered into an agreement to be acquired by Leonard Green, and members of TSA’s management, for $37.25 per share in cash (the “Acquisition Agreement”).

24.                  Defendant Morton, and unnamed members of TSA’s senior management, are expected to continue their employment with TSA after it is taken private and to maintain an equity stake in the Company that is not being offered to Plaintiff and members of the Class.

25.                  Leonard Green is also represented on TSA’s Board by Defendant Sokoloff, a partner and executive officer of Leonard Green. Through his position as a director of TSA, Sokoloff was given access to significant and material nonpublic information regarding TSA, its business plan, financial results, and future prospects. Thus, Leonard Green was given an unfair advantage over any potential third-party bidder who might have offered TSA’s shareholders more than $37.25 per share.

26.                  According to its January 23, 2006, press release, “the Company will also be conducting a market test for the next 20 days to ensure that the transaction is the best available to our shareholders.” The Individual Defendants therefore appeared to have entered into an agreement to be acquired by Leonard Green before they took the time to shop the company around to the parties most likely to offer the best price to TSA’s shareholders. The 20-day negotiation window significantly limits the ability of a competing bidder to top Leonard Green’s offer.

27.                  Plaintiff alleges that the process undertaken by the Individual Defendants was so flawed that it could not possibly maximize shareholder value. First, Leonard Green was given an inside edge by its ability to misappropriate confidential financial and strategic information through its representation on TSA’s Board. Second, the Special Committee of the Board approved a transaction that included the participation of Morton and other members of TSA’s senior management. Thus, any potential third-party bidder would be compelled to match this insider benefit or face a management coup which would substantially reduce the Company’s value to any potential purchaser.

28.                  The Acquisition consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things:

a.         the consideration agreed upon did not result from an appropriate consideration of the value of TSA as the Individual Defendants agreed to the proposed Acquisition without any attempt to sufficiently ascertain the true value of TSA through open bidding or a “market check” mechanism; and

b.         the Acquisition unfairly benefits insiders, such as Defendant Morton, who will continue to be employed by TSA and own an equity stake in the Company after the Acquisition.

29.            The Individual Defendants were and are under a duty:

a.          to fully inform themselves of TSA’s market value before taking, or agreeing to refrain from taking, action;

b.         to act in the interests of the equity owners;

c.         to maximize shareholder value;

d.         to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and

e.         to act in accordance with their fundamental duties of due care and loyalty.

30.                  By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are attempting unfairly to deprive Plaintiff and other members of the Class of the true value of their investment in TSA.

31.                  TSA shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

32.                  By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other TSA public stockholders.

33.                  As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be harmed in that they have not and will not receive their fair proportion of the value of TSA’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of TSA common stock.

34.                  Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Acquisition which will exclude the Class from its fair proportionate share of TSA’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

35.                  Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

1)	Declaring that this action is properly maintainable as a class action;

2)	Declaring and decreeing that the Acquisition Agreement was entered into in breach of the fiduciary duties of the
Individual Defendants and is therefore unlawful and unenforceable;

3)	Enjoining Defendants from proceeding with the Acquisition;

4)	Enjoining Defendants from consummating the Acquisition, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

5)	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

6)	Rescinding, to the extent already implemented, the Acquisition Agreement or any of the terms thereof;

7)	Awarding Plaintiff and the Class appropriate damages;

8)	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

9)	Granting such other and further relief as this Court may deem just and proper.

DATED:        January 23, 2006

CHIMICLES & TIKELLIS LLP

/s/ A. Zachary Naylor

Pamela S. Tikellis (#2172) Robert J. Kriner, Jr. (#2546) A. Zachary Naylor (#4439) Daniel J. Brown (#4688) One Rodney Square Wilmington, DE 19899 Voice: (302) 656-2500 Fax: (302) 656-9053

Attorneys for Plaintiff

Of Counsel

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz Lee D. Rudy 280 King of Prussia Road Radnor, PA 19087 (610) 667-7706